

July 28, 2023

Eric Schoen
Chief Financial Officer
Cassava Sciences, Inc.
6801 N. Capital of Texas Highway, Building 1, Suite 300
Austin, TX 78731

> **Re: Cassava Sciences, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 28, 2023**
> **File No. 000-29959**

Dear Eric Schoen:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Components of Operating Results, page 78

1.   We note the discussion on page 77 that you currently have two biopharmaceutical assets under development, simufilam and SavaDx, and that you are in stage 3 of clinical trials for some of these products. Please revise future filings to disclose the costs incurred during each period presented for each of your key research and development products/projects. If you do not track your research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e., by nature or type of expense) which should reconcile to total research and development expenses on the Consolidated Statements of Operations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tara Harkins at (202) 551-3639 or Dan Gordon, Reviewing Accountant, at (202) 551-3486 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Life Sciences